Filed by Westlake Chemical Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Axiall Corporation

Filer’s Commission File Number: 001-32260

Subject Company’s Commission File Number: 001-09753

Westlake Chemical Corporation issued the following press release today:

Westlake Chemical Increases Proposal to Acquire Axiall Corporation to $23.35 Per Share in Cash and Stock

Axiall’s Board Summarily Rejects Revised Proposal

Revised Proposal Represents Premium of Over 143% to Axiall Closing Share Price Prior to Initial Proposal and an Increase of Approximately 17% to Initial Proposal

HOUSTON, April 4, 2016 – Westlake Chemical Corporation (NYSE: WLK) today announced that it has increased its proposal to acquire all of the outstanding shares of Axiall Corporation (NYSE: AXLL) to an aggregate value of $23.35 per share (comprised of $14.00 in cash and 0.1967 of a Westlake share), based on the closing price of Westlake’s common stock on April 1, 2016. The revised proposal represents a premium of over 143% to Axiall’s closing price of $9.60 per share on January 22, 2016, the last trading day before Westlake submitted its initial proposal to Axiall, and an increase of approximately 17% to Westlake’s initial proposal of $20.00 per share. The total value of the revised proposal is approximately $3.1 billion, including the assumption of certain Axiall liabilities, which include approximately $1.5 billion of debt outstanding as of December 31, 2015. The revised proposal was summarily rejected by Axiall’s Board of Directors and Axiall refused to make a counterproposal or otherwise negotiate or provide any constructive feedback.

Given this response, Westlake intends to file preliminary proxy materials today with the Securities and Exchange Commission and to proceed with soliciting proxies to elect an alternate slate of ten independent and highly-qualified candidates to Axiall’s Board of Directors who will ensure that all of Axiall’s strategic options are considered fully. Westlake also today issued the following letter to Axiall shareholders:

April 4, 2016

Dear Fellow Axiall Shareholder,

I am writing to express my deep concerns regarding Axiall’s rejection of Westlake’s significantly increased acquisition proposal. I believe this rejection is not in your best interests and Axiall’s unreasonable position is putting at risk the benefits you would receive from this financially and strategically compelling transaction.

On March 29, Westlake sent a letter to Axiall’s Board of Directors increasing our proposal to acquire all the outstanding shares of Axiall for a consideration of $14.00 in cash and 0.1967 of a Westlake share, which has an aggregate value of $23.35 based on the closing price of Westlake’s common stock on April 1, 2016. The revised proposal represents a premium of over 143% to the closing price of Axiall’s common stock of $9.60 per share on January 22, 2016, the last trading day before Westlake submitted its initial proposal to Axiall, and an increase of approximately 17% to Westlake’s initial proposal of $20.00 per share.

Our increased proposal was based on due diligence that Axiall finally allowed us to conduct having heard directly from a significant number of shareholders that they should negotiate a transaction with us. Unfortunately, despite the compelling nature of this revised proposal, and the clear views of many shareholders who want a transaction, Axiall summarily rejected it based on what we view as their totally unrealistic assessment of Axiall’s value and future prospects, and the combined company’s synergies. Based on these flawed assumptions, Axiall demanded a “substantially increased proposal value” and refused to make a counterproposal or otherwise negotiate or provide any constructive feedback.

Axiall was trading at $9.60 on January 22, 2016, the last trading day before we made our initial proposal, and since then nothing has changed in Axiall’s outlook that would lead to a standalone valuation anywhere near the value of our proposal. In addition, Axiall has consistently overestimated the earnings power of its business and has a track record of failing to deliver on its operational and strategic objectives. In contrast, our increased proposal provides Axiall shareholders with a significantly higher premium, greater certainty through the increased cash consideration of $14 per share, and continued upside potential and sharing of synergies via ownership in the combined company.

Given the Axiall Board’s unrealistic expectations and entrenched position, we feel we have no choice but to proceed today with a proxy contest to replace Axiall’s directors with new independent and highly-qualified directors who are willing to evaluate all options, in accordance with their fiduciary duties.

AXIALL SHAREHOLDERS DESERVE A NEW BOARD

We firmly believe that Axiall shareholders deserve a Board that answers to them. Our ten independent and highly-qualified nominees have impressive track-records, strategic vision and experience, and will ensure that all of Axiall’s strategic options are fully considered. Further information regarding our nominees will be available in our proxy materials.

AXIALL HAS CONSISTENTLY ACTED IN WAYS THAT ARE NOT IN SHAREHOLDERS’ BEST INTERESTS

Axiall’s actions have left us no choice but to take our proposal directly to shareholders. Consider Axiall’s track record since our initial approach in January:

•	Summarily rejected our initial proposal without even discussing it with us;

•	Continued to pursue a value destroying standalone strategy, including the sale of its building products assets. Even now, with our firm proposal on the table to acquire the whole company, Axiall is proceeding with a sale of the core building products businesses. We are very concerned, given the integrated nature of these businesses with the rest of the Company, that a separate sale would have a negative impact on the remaining business. We certainly do not think that the assets should be sold without providing shareholders information about the impact this will have and we believe it unfair to shareholders to sell these important assets immediately in advance of them being allowed to vote on a new board of directors;

•	Not initially asking Westlake to participate in the building products sales process and only doing so after we made shareholders aware of this omission;

•	Refusing to engage with Westlake until shareholders finally pressured them into having discussions;

•	Slowly providing some diligence information, and refusing to let us visit and diligence the Company’s facilities, which we have noted to them is a critical part of diligence;

•	Rejecting our increased proposal - on the basis of unrealistic future standalone performance and highly inflated synergy estimates - and then refusing to respond constructively.

Given the above actions, we could only conclude that Axiall is not serious about consummating a transaction and we formally terminated discussions so that, per the terms of a confidentiality agreement between the companies, we can make shareholders aware of our increased proposal and move forward with the nomination of an alternate Board slate, which we have done today.

WESTLAKE URGES AXIALL SHAREHOLDERS TO DEMAND THAT AXIALL’S BOARD NEGOTIATE IN GOOD FAITH TO REACH AN AGREEMENT WITH US ON OUR COMPELLING PROPOSAL

The 2016 Annual Meeting of Axiall’s shareholders represents an important opportunity for you to ensure you receive full value for your investment in Axiall. The Company has not yet indicated when this significant event will occur and we are concerned, as all Axiall shareholders should be, that the Company’s actions may be intended to delay the Annual Meeting, and therefore the opportunity for shareholders to voice their concerns in a formal manner.

We ask that you once again urge Axiall’s Board to engage in good faith negotiations to reach an agreement that maximizes the value of your shares. If the Axiall Board continues to be unrealistic and entrenched we urge you to elect a new Board at the Annual Meeting that will act in your best interests.

Sincerely,

Albert Chao

President and CEO

For additional information about Westlake’s proposal and slate of directors, please visit www.WestlakeAxiall.AcquisitionProposal.com.

About Westlake Chemical Corporation

Westlake Chemical Corporation is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC suspension and specialty resins and PVC building products including pipe and specialty components, windows, fence, deck and film. For more information, visit the company’s Web site at www.westlake.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information

This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In furtherance of this proposal and in connection with the solicitation of proxies for Axiall’s 2016 annual meeting of the stockholders (including any adjournment or postponement thereof and any meeting of Axiall’s stockholders that may be called in lieu thereof, the “Annual Meeting”), Westlake intends to file a proxy statement on Schedule 14A with the SEC in connection therewith (the “Westlake Proxy Statement”). In connection with the proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may also file one or more registration statements, additional proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for the Westlake Proxy Statement or any other proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE WESTLAKE PROXY STATEMENT OR ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING AND/OR PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. When completed, the Westlake Proxy Statement and accompanying proxy card will be mailed to stockholders of Axiall. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com.

Participants in Solicitation

Westlake and certain of its directors and executive officers and the individuals nominated by Westlake for election to Axiall’s Board of Directors may be deemed to be participants in any solicitation of proxies from Axiall’s stockholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Westlake Proxy Statement and any other proxy statement(s) or prospectus(es) (if and when available). You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the Westlake Proxy Statement and/or any proxy statement/prospectus regarding the proposed transaction if and when it becomes available.

This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts

Media Inquiries:

Sard Verbinnen & Co

Jim Barron / Robin Weinberg, (212) 687-8080

jbarron@sardverb.com / rweinberg@sardverb.com

Investor Inquiries:

Westlake Chemical Corp.

Steve Bender, (713) 960-9111

or

MacKenzie Partners

Dan Burch / Charlie Koons, (212) 929-5708

dburch@mackenziepartners.com / ckoons@mackenziepartners.com